UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-14287
Centrus Energy Corp.
NYSE American LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
6901 Rockledge Drive, Suite 800
Bethesda, MD 20817
(301) 564-3200
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Class A Common Stock - par value $0.10 per share
Rights to purchase Series A Participating Cumulative Preferred
Stock, par value $1.00 per share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: On December 4, 2025, Centrus Energy Corp. transferred the listing of its Class A Common Stock, par value $0.10 per share (the “Class A Common Stock”), and the associated rights to purchase Series A Participating Cumulative Preferred Stock, par value $1.00 per share (the “Rights”), from the NYSE American LLC to the New York Stock Exchange. Centrus Energy Corp. is filing this Form 25 solely to withdraw the Class A Common Stock and the Rights from listing on the NYSE American LLC and not to withdraw such securities from listing on the New York Stock Exchange or from registration under section 12(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Centrus Energy Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:	December 11, 2025	CENTRUS ENERGY CORP.

		By:	/s/ Todd M. Tinelli
			Name:	Todd M. Tinelli
			Title:	Senior Vice President, Chief Financial Officer, and Treasurer